VIA EDGAR

August 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief
Katherine Wray, Staff Attorney
Mark P. Shuman, Branch Chief - Legal
Jennifer Fugario, Staff Accountant

Re:	Symyx Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
File No. 000-27765

Ladies and Gentlemen:

Symyx Technologies, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff, dated August 11, 2009 (the “Comment Letter”), with respect to: the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by the Company with the Commission on March 13, 2009; the Company’s Current Report on Form 10-Q for the Fiscal Quarter ended March 31, 2009, filed by the Company with the Commission on May 8, 2009 and the Company’s Current Report on Form 10-Q for the Fiscal Quarter ended June 30, 2009, filed by the Company with the Commission on August 7, 2009.

This letter will confirm that the Company intends to file its written response to the Comment Letter no later than Friday, September 4, 2009.  If this is not acceptable to the Staff, please contact me at (408) 720-2586.

Sincerely,

/s/ Charles D. Haley
Charles D. Haley
Senior VP, General Counsel and Secretary